As filed with the Securities and Exchange Commission on February 8, 2007.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
ONCOLYTICS BIOTECH INC.
(Exact name of Registrant as specified in its charter)

Alberta	2834	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite #210, 1167 Kensington Crescent N.W.
Calgary, Alberta
Canada T2N 1X7
(403) 670-7377
(Address and Telephone Number of Registrant’s Principal Executive Offices)
DL Services, Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800
(Name, Address (including Zip Code) and Telephone Number (including Area Code) of Agent for Service in the United States)
Copies to:

Douglas A. Ball Oncolytics Biotech Inc. 210 – 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7 Telephone: (403) 670-7377	Randal Jones Jason K. Brenkert 370, 17th Street, Suite 4700 Denver, Colorado 80202 Telephone: (303) 629-3400	Brent W. Kraus Bennett Jones LLP 4500, 855 2nd Street SW Calgary, Alberta Canada T2P 4K7 Telephone: (403) 298-3071
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐		Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑		At some future date (check the appropriate box below):

		1.	☐	pursuant to Rule 467(b) on _____ (date) at ______ (time) (designate a time not sooner than 7 calendar days after filing).

		2.	☐	pursuant to Rule 467(b) on ______ (date) at ______ (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ______ (date).

		3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

		4.	☑	after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Proposed maximum	Amount of
securities to be registered	aggregate offering price (12(2)	registration fee
Common Shares(3)	U.S.$10,125,728	U.S.$1,084

TOTAL	U.S.$10,125,728	U.S.$1,084

(1)	Rule 457(o) permits the registration fee to be calculated on the basis of the maximum offering price of all of the securities listed and, therefore, the table does not specify by each class information as to the amount to be registered or the proposed maximum offer price per security. The proposed maximum initial offering price per security will be determined, from time to time, by the Registrant. In no event will the aggregate initial offering price of all securities issued from time to time pursuant to this Registration Statement exceed U.S.$10,125,728.

(2)	Determined based on the proposed maximum aggregate offering price in Canadian dollars of $12,000,000 converted into U.S. dollars based on the noon exchange rate as report by the Federal Reserve Bank of New York on February 7, 2007 of US$1.00 to Cdn$1.1851.

(3)	Subject to footnote (1), there are being registered hereunder an indeterminate number of Common Shares as may be sold from time to time by the Registrant. There are also being registered hereunder an indeterminate number of Common Shares as may be issuable upon exercise of warrants.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act, or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Preliminary Short Form Base Shelf Prospectus
A copy of this preliminary short form prospectus has been filed with the securities regulatory authority in the province of Alberta but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authority.
This short form prospectus has been filed under legislation in the province of Alberta that permits certain information about these securities to be determined after this short form prospectus has become final and that permits the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Oncolytics Biotech Inc. at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 telephone (403) 670-7377. In addition, copies of documents incorporated by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. See “Documents Incorporated by Reference”.

New Issue	Dated February 8, 2007
CDN. $12,000,000
COMMON SHARES
     We may from time to time offer and issue our common shares, up to a total price of Cdn. $12,000,000 (or the equivalent in other currencies or currency units) during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. The distribution of common shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.
     This prospectus qualifies common shares, including common shares issuable on exercise of the common share purchase warrants issued under the Unit Offering (as described herein). The specific terms of any offering of common shares will be set out in the applicable prospectus supplement, including the currency in which the common shares will be issued and any other specific terms. A prospectus supplement may include specific terms pertaining to the common shares that are not within the alternatives and parameters described in this prospectus.
     All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the common shares to which the prospectus supplement pertains.
     Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.
     We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in the notes to the financial statements incorporated by reference in this prospectus.
     You should be aware that the purchase of the common shares may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations”.
     Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, the majority of our officers, all of our directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.
     There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.
     Our outstanding common shares are listed for trading on the Toronto Stock Exchange under the trading symbol “ONC” and on the NASDAQ Capital Market under the trading symbol “ONCY”.
     We may sell the common shares to or through underwriters or dealers or directly to investors or through agents. The prospectus supplement relating to a particular offering of common shares will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such common shares, including, to the extent applicable, the initial public offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to common shares sold to or through underwriters will be named in the related prospectus supplement. Unless otherwise specified in any applicable prospectus supplement, the common shares will not be listed on any securities exchange. See “Plan of Distribution”.
     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our units.
     Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7. Our registered office is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

- ii -

DEFINITIONS AND OTHER MATTERS
     In this prospectus and any prospectus supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Oncolytics” or the “Corporation” are to Oncolytics Biotech Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus and any prospectus supplement is determined using Canadian generally accepted accounting principles.
     We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements incorporated by reference in this prospectus and any prospectus supplement and in the documents incorporated by reference in this prospectus, in any applicable prospectus supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 20 of our financial statements for the year ended December 31, 2005 for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP. For our financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006, you should refer to our reconciliation of our financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006 to U.S. GAAP furnished to the SEC on the Company’s Current Report on Form 6-K dated February 5, 2007 and incorporated into this prospectus by reference. See “Documents Incorporated by Reference”.
SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
     Some of the statements that we make contain forward-looking statements reflecting our current beliefs, plans, estimates and expectations. Readers are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, clinical trial study delays, product development delays, our ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and our ability to obtain the capital required for research, product development, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on our forward-looking statements. Actual events may differ materially from our current expectations due to risks and uncertainties.
     Our statements of “belief”, “estimates”, “expectations” and other similar statements are based primarily upon our results derived to date from our research and development program with animals and early stage human results and upon which we believe we have a reasonable scientific basis to expect the particular results to occur. It is not possible to predict, based upon studies in animals or early stage human results, whether a new therapeutic will be proved to be safe and effective in humans. There can be no assurance that the particular result expected by us will occur. Except as required by applicable securities laws, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.
DOCUMENTS INCORPORATED BY REFERENCE
     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 210, 1167 Kensington Crescent N.W., Calgary, Alberta, T2N 1X7 telephone (403) 670-7377. In addition, copies of documents incorporated by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.
     We have filed the following documents with the securities commissions or similar regulatory authorities in the provinces of Canada and such documents are specifically incorporated by reference in this prospectus:
•	our Renewal Annual Information Form dated March 2, 2006, for the year ended December 31, 2005 (the “AIF”);

•	our Management Proxy Circular dated March 24, 2006 relating to the annual and special meeting of shareholders held on April 26, 2006, excluding those portions which are not prescribed by applicable securities laws;

•	our audited financial statements, together with the accompanying notes to the financial statements, for the fiscal years ended December 31, 2005 and 2004 and the auditors’ report thereon addressed to our shareholders;

•	our management’s discussion and analysis of financial condition and results of operations dated March 2, 2006, for the year ended December 31, 2005;

•	our unaudited interim financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006, together with the notes thereto;

•	our management’s discussion and analysis of financial condition and results of operations dated November 2, 2006, for the three and nine months ended September 30, 2006; and

•	the reconciliation of our financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006 to U.S. GAAP, filed on February 5, 2007 under the heading “Other”.
     Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this prospectus shall be deemed to be incorporated by reference in this prospectus.
     Any report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 after the date of this prospectus shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such report.

     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.
     Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form and all annual financial statements, interim financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of common shares hereunder.
     One or more prospectus supplements containing the specific variable terms for an issue of common shares and other information in relation to such common shares will be delivered to purchasers of such common shares together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the common shares covered by any such prospectus supplement.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed with the SEC a registration statement on Form F-10 relating to the common shares. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
     We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commissions or similar regulatory authorities in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
     We are a corporation existing under the Business Corporations Act (Alberta). All of our directors, the majority of our officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
     We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services, Inc. at 1420, Fifth Avenue, Suite 3400, Seattle, Washington 98101 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the common shares under this prospectus.
RISK FACTORS
     A prospective purchaser of common shares should carefully consider the list of risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus before purchasing our common shares.
All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.
     Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals and early stage human clinical trials whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive additional clinical testing, before we will be able to obtain the approvals of the relevant regulatory authorities in applicable countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs we conducted will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
     To achieve profitable operations we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favourable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.
There are inherent risks in pharmaceutical research and development.
     Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product we develop will be affected by numerous factors beyond our control, including:
•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger, controlled clinical trials;

•	manufacturing costs or other production factors may make manufacturing of products ineffective, impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.
     Our products under development have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.
Pharmaceutical products are subject to intense regulatory approval processes.
     The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.
     The U.S. Food and Drug Administration (the “FDA”) in the United States and similar regulatory authorities in other countries may deny approval of a new drug application if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA and similar regulatory authorities in other countries may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.
     In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in our customers’ drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.
     The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.
     The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of the United States. We could face similar risks in these other jurisdictions, as the risks described above.

     Our operations and products may be subject to other government manufacturing and testing regulations.
     Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
     The products we anticipate manufacturing will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA, and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.
     The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.
     We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.
     In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.
The biotechnology industry is extremely competitive and we must successfully compete with larger companies with substantially greater resources.
     Technological competition in the pharmaceutical industry is intense and we expect competition to increase. Other companies are conducting research on therapeutics involving the Ras pathway as well as other novel treatments or therapeutics for the treatment of cancer which may compete with our product. Many of these competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, there are several other companies and products with which we may compete from time to time, and which may have significantly better and larger resources than us. Accordingly, our competitors may succeed in manufacturing and/or commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.
     We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively manufactured, marketed and sold, than any that may be developed or sold by us. Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.
We rely on patents and proprietary rights to protect our technology.
     Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing the rights of third parties. We have patents in the United States, Canada and Europe and have filed applications for patents in the United States and under the PCT, allowing us to file in other jurisdictions. See “Narrative Description — Patent and Patent Application Summary” in the AIF and “Recent Developments — New Patents” in this prospectus. Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.
     The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. In addition, it is not known whether any of our current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada may be maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we or any licensor were the first to create inventions claimed by pending patent applications or that we or the licensor was the first to file patent applications for such inventions. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect our financial prospects for these products.
     Similarly, since patent applications filed before November 29, 2000 in the United States may be maintained in secrecy until the patents issue or foreign counterparts, if any, publish, we cannot be certain that we or any licensor were the first creator of inventions covered by pending patent applications or that we or such licensor were the first to file patent applications for such inventions. There is no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.
     Accordingly, we may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and the patents of other parties could require us to stop using or pay to use certain intellectual property, and as such, our competitive position and profitability could suffer as a result.
     In addition, we may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in introducing one or more of our products to the market while we attempt to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us on such patents or in suits in which we attempt to enforce our own patents against other parties.
Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.
     The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.
We have limited manufacturing experience and intend to rely on third parties to commercially manufacture our products, if and when developed.
     To date, we have relied upon a contract manufacturer to manufacture small quantities of REOLYSIN®. The manufacturer may encounter difficulties in scaling up production, including production yields, quality control and quality assurance. Only a limited number of manufacturers can supply therapeutic viruses and failure by the manufacturer to deliver the required quantities of REOLYSIN® on a timely basis at a commercially reasonable price may have a material adverse affect on us. We have completed a program for the development of a commercial process for manufacturing REOLYSIN® and have filed a number of patent applications related to the process. There can be no assurance that we will successfully obtain sufficient patent protection related to our manufacturing process.

New products may not be accepted by the medical community or consumers.
     Our primary activity to date has been research and development and we have no experience in marketing or commercializing products. We will likely rely on third parties to market our products, assuming that they receive regulatory approvals. If we rely on third parties to market our products, the commercial success of such product may be outside of our control. Moreover, there can be no assurance that physicians, patients or the medical community will accept our product even if it proves to be safe and effective and is approved for marketing by Health Canada, the FDA and other regulatory authorities. A failure to successfully market our product would have a material adverse affect on our revenue.
Our technologies may become obsolete.
     The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.
     We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We are highly dependent on third party relationships for research and clinical trials.
     We rely upon third party relationships for assistance in the conduct of research efforts, pre-clinical development and clinical trials, and manufacturing. In addition, we expect to rely on third parties to seek regulatory approvals for and to market our product. Although we believe that our collaborative partners will have an economic motivation to commercialize our product included in any collaborative agreement, the amount and timing of resources diverted to these activities generally is expected to be controlled by the third party. Furthermore, if we cannot maintain these relationships, our business may suffer.
We have no operating revenues and a history of losses.
     To date, we have not generated operating revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2005, we had an accumulated deficit of approximately $50.7 million and as at September 30, 2006, we had an accumulated deficit of approximately $60.1 million. We have incurred net losses of approximately $12.8 million, $13.0 million, and $8.5 million for the years ended December 31, 2005, 2004, and 2003, respectively. For the nine months ended September 30, 2006, we incurred a net loss of approximately $9.4 million. We anticipate that we will continue to incur significant losses during 2007 and in the foreseeable future. We will not reach profitability until after successful commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.
     As at December 31, 2005, we had cash and cash equivalents (including short-term investments) of $40.4 million and working capital of approximately $39.3 million. As at September 30, 2006, we had cash and cash equivalents (including short-term investments) of $31.5 million and working capital of approximately $30.4 million. We believe our existing capital resources are adequate to fund our current plans for research and development activities well into 2008 without the use of the proceeds from this offering. We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on commercially acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.
The cost of director and officer liability insurance may increase substantially and may affect our ability to retain quality directors and officers.
     We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.
We are dependent on our key employees and collaborators.
     Our ability to develop the product will depend, to a great extent, on our ability to attract and retain highly qualified scientific personnel and to develop and maintain relationships with leading research institutions. Competition for such personnel and relationships is intense. We are highly dependent on the principal members of our management staff, as well as our advisors and collaborators, the loss of whose services might impede the achievement of development objectives. The persons working with us are affected by a number of influences outside of our control. The loss of key employees and/or key collaborators may affect the speed and success of product development.
     We presently carry key man insurance in the amounts of $1,500,000, $1,000,000 and $500,000 for Dr. Thompson, Dr. Coffey and Mr. Ball, respectively.
Our share price may be highly volatile.
     Market prices for securities of biotechnology companies generally are volatile. This increases the risk of securities litigation. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, our financial position, public concern over the safety of biotechnology, future sales of shares by us or our current shareholders and other factors could have a significant effect on the market price and volatility of the common shares.
We incur some of our expenses in foreign currencies and therefore we are exposed to foreign currency exchange rate fluctuations.
     We incur some of our manufacturing, clinical and consulting expenses in foreign currencies (to date mainly in the U.S. and the U.K.). Over the past year the Canadian dollar has appreciated to these currencies thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, our Canadian dollar equivalent costs will increase.
     Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.
     We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principal. As interest rates change the amount of interest income we earn will be directly impacted.
We believe we are a passive foreign investment company, which may have a material affect on U.S. holders.
     We believe we are a “passive foreign investment company” (“PFIC”), which may have a material affect on U.S. holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. holders of foreign corporations. A U.S. holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. holders. The U.S. federal income tax consequences to a U.S. holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. holder makes an election to treat the Corporation as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). You should consult your tax advisor as to the consequences of acquiring, owning or disposing of our common shares.
ONCOLYTICS BIOTECH INC.
     Oncolytics Biotech Inc. was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we further amended our articles by removing the private company restrictions and subdividing our issued and outstanding 2,222,222 common shares to create 6,750,000 common shares. Our head office and principal place of business is located at 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7. Our registered office is located at 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7.
OUR BUSINESS
     We focus on the discovery and development of oncolytic viruses for the treatment of cancers that have not been successfully treated with conventional therapeutics. Recent scientific advances in oncology, virology, and molecular biology have created opportunities for new approaches to the treatment of cancer. The product we are presently developing may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections. It could also potentially be used to treat certain cellular proliferative disorders for which no current therapy exists.
     Our technologies are based primarily on discoveries in the Department of Microbiology and Infectious Diseases at the University of Calgary in the 1990’s. Oncolytics was formed in 1998 to explore the natural oncolytic capability of the reovirus, a virus that preferentially replicates in cells with an activated Ras pathway.
     The lead product being developed by us may represent a novel treatment for certain tumour types and some cellular proliferative disorders. Our lead product is a virus that is able to replicate specifically in, and hence kill, certain tumour cells both in tissue culture as well as in a number of animal models without damaging normal cells.
     Our potential product for human use, REOLYSIN®, is developed from the reovirus. This virus has been demonstrated to replicate specifically in tumour cells bearing an activated Ras pathway. Activating mutations of Ras occur in approximately thirty per cent of all human tumours directly, but considering its central role in signal transduction, activation of the Ras pathway may play a role in approximately two-thirds of all tumours.
     The functionality of REOLYSIN® is based upon the finding that tumours bearing an activated Ras pathway are deficient in their ability to activate the anti-viral response mediated by the host cellular protein, Protein Kinase R (“PKR”). Since PKR is responsible for preventing reovirus replication, tumour cells lacking the activity of PKR are susceptible to reovirus infections. As normal cells do not possess Ras activations, these cells are able to thwart reovirus infections by the activity of PKR. In a tumour cell with an activated Ras pathway, reovirus is able to freely replicate and hence kill the host tumour cell. The result of this replication is progeny viruses that are then free to infect surrounding cancer cells. This cycle of infection, replication and cell death is believed to be repeated until there are no longer any tumour cells carrying an activated Ras pathway available.

     The following schematic illustrates the molecular basis of how the reovirus kills cancer cells.
     For both non-cancer cells and cancer cells with an activated Ras pathway, virus binding, entry, and production of viral genes all proceed normally. In the case of normal cells however, the viral genes cause the activation of the anti-viral response that is mediated by the host cell’s PKR, thus blocking the replication of the reovirus. In cells with an activated Ras pathway, the activation of PKR is prevented or reversed by an element of the Ras signal transduction pathway, thereby allowing the replication of the reovirus in these cancer cells. The end result of this replication is the death of the cancer cell. The action of the Ras pathway in allowing reovirus replication to ensue can be mimicked in non-cancerous cells by treating these cells with the chemical 2-aminopurine (2-AP) which prevents the activation of PKR.
RECENT DEVELOPMENTS
REOLYSIN® Development
     We continue to develop our lead product REOLYSIN® as a possible cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process, REOLYSIN® supply, and our intellectual property.
Clinical Trial Program
     We are directing a broad clinical trial program with the objective of developing REOLYSIN® as a human cancer therapeutic. The clinical program includes human trials using REOLYSIN® alone and in combination with radiation and chemotherapy, and delivered via local administration and/or intravenous administration.
     Based on indications of activity in our clinical trial program to date, Oncolytics’ Phase II clinical trial program may include combination chemotherapy/REOLYSIN® trials including colorectal, prostate, pancreatic and non-small cell lung cancer, and combination radiation/ REOLYSIN® trials in a number of tumour types. In addition, the U.S. National Cancer Institute (“NCI”) has solicited proposals to conduct two trials using REOLYSIN® as a monotherapy for melanoma and ovarian cancers.

     Clinical Trial Chart
     The following chart shows the states of clinical trials that have been completed or that are in progress.

Trial Program and Cancer
Delivery Method	Indication	Location	Status
Intravenous administration in combination with gemcitabine	pancreatic, lung, ovarian	United Kingdom	Approval to commence

Intravenous administration in combination with docetaxel	bladder, prostate, lung, upper gastro-intestinal	United Kingdom	Approval to commence

Intravenous administration in combination with paclitaxel and carboplatin	melanoma, lung, ovarian	United Kingdom	Approval to commence

Local therapy in combination with radiation	Phase II various metastatic tumours, including head & neck	United Kingdom	Ongoing

Local therapy in combination with radiation	Phase I various metastatic tumours	United Kingdom	Phase Ia complete Phase Ib ongoing

Infusion monotherapy	Phase I/II recurrent malignant gliomas	United States	Ongoing

Intravenous administration monotherapy	Phase I various metastatic tumours	United Kingdom	Complete

Intravenous administration monotherapy	Phase I various metastatic tumours	United States	Complete

Local monotherapy	Phase I recurrent malignant gliomas	Canada	Complete

Local monotherapy	T2 prostate cancer	Canada	Complete

Local monotherapy	Phase I trial for various subcutaneous tumours	Canada	Complete
     U.K. Combination Gemcitabine and REOLYSIN® Clinical Trial
     In January 2007, we received approval from the U.K. Medicines and Healthcare products Regulatory Agency (the “MHRA”) to begin a clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN®. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
     U.K. Combination Docetaxel and REOLYSIN® Clinical Trial
     In January 2007, we received approval from the MHRA for our Clinical Trial Application to begin a clinical trial using intravenous administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN®. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as bladder, lung, prostate or upper gastro-intestinal cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
     U.K. Combination Paclitaxel and Carboplatin with REOLYSIN® Clinical Trial
     In December 2006, the MHRA approved a clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including melanoma, lung and ovarian. The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin will be delivered with escalating dosages of REOLYSIN®. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with standard dosages of paclitaxel and carboplatin. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including melanoma, lung and ovarian that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with paclitaxel and carboplatin. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
     U.K. Phase II Combination REOLYSIN®/Radiation Clinical Trial
     In December 2006, we commenced enrolment in our Phase II U.K. clinical trial to evaluate the anti-tumour effects of intratumoural administration of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers.
     The trial is an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose radiotherapy. Up to 40 evaluable patients, including approximately 20 patients with head and neck and esophageal cancers, and approximately 20 patients with other advanced cancers, will be treated with two intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 20 Gy in five consecutive daily fractions. Eligible patients include those who have been diagnosed with advanced or metastatic cancers including head, neck and esophageal tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.
     The primary objective of the trial is to assess the anti-tumour activity of the combination of REOLYSIN® and low dose radiotherapy in treated and untreated lesions. Secondary objectives include the evaluation of viral replication, immune response to the virus and to determine the safety and tolerability of intratumoural administration of REOLYSIN® in patients with advanced cancers who are receiving radiation treatment.
     U.K. Phase Ia/Ib Combination REOLYSIN®/Radiation Clinical Trial
     During the third quarter of 2006, we commenced patient enrolment in our Phase Ib U.K. clinical trial investigating REOLYSIN® in combination with radiation therapy as a treatment for patients with advanced cancers. The Phase Ib trial will treat patients with a range of two to six intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant radiation dose of 36 Gy in 12 fractions.
     The primary objective of our Phase Ib trial is to determine the MTD, DLT, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. An additional group of patients is planned to be treated at the maximum dose regimen reached in the Ib trial.

     Patient enrolment in our Ia combination REOLYSIN®/radiation trial was completed in June 2006. The Phase Ia trial tested two intratumoural treatments of REOLYSIN® at dosages of 1x108, 1x109, or 1x1010 TCID50 with a constant localized radiation dose of 20 Gy given in five fractions. A maximum tolerated dose was not reached and the combination treatment appears to have been well tolerated by the patients.
     Interim results of the Phase Ia trial were presented at the American Association for Cancer Research Annual Meeting in Washington, D.C. in April 2006. Preliminary analysis has demonstrated evidence of both local and systemic response.
     U.S. Phase I/II Recurrent Malignant Glioma Clinical Trial
     During the third quarter of 2006, we began patient enrolment in our clinical trial to investigate the use of REOLYSIN® for patients with recurrent malignant gliomas. This clinical trial is an open-label dose escalation Phase I/II trial in which a single dose of REOLYSIN® is administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® will be administered or infused into the tumour mass and surrounding tissue using a pump.
     The primary objective of the study is to determine the MTD, DLT and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.
     U.K. Phase I Systemic Administration Clinical Trial
     Further results of our U.K. Phase I Systemic Administration Clinical Trial were presented at the 18th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in November 2006 in Prague, Czech Republic. A poster entitled “A Phase I Study of Wild-Type Reovirus, Which Selectively Replicates in Cells Expressing Activated Ras, Administered Intravenously to Patients with Advanced Cancer” was presented by Dr. Timothy Yap of The Royal Marsden Foundation Trust and the Institute of Cancer Research.
     Results indicated that REOLYSIN® can be delivered systemically to various tumour types and cause virus-mediated tumour responses. A total of 33 patients were treated in the trial to a maximum daily dose of 1x1011 TCID50. Of 32 patients assessed, anti-tumour activity was noted in seven patients. Two patients with colorectal cancer had tumour stabilization (one for three months, the other classified as stable disease for six months) and had CEA tumour marker reduction of 27% and 60% respectively. One patient with metastatic prostate cancer had stable disease for four months, had a 50% decrease in PSA, and had extensive product-induced necrosis with associated intratumoural viral replication in metastatic lesions in the lymph nodes. One patient with metastatic bladder cancer had stable disease for four months and had a minor tumour response in a metastatic lesion in a lymph node. A patient with pancreatic cancer and a patient with NSCL cancer had stable disease for four months. A patient with endometrial cancer had stable disease for five months.
     U.S. Phase I Systemic Administration Clinical Trial
     During the third quarter of 2006, we completed patient enrolment in our Phase I U.S. clinical trial investigating the systemic delivery of REOLYSIN® to treat patients with advanced cancers. A total of 18 patients were treated in the Phase I trial with REOLYSIN® at escalating dosages of 1x108, 3x108, 1x109, 3x109, 1x1010 or 3x1010 TCID50. A MTD was not reached and the treatment appears to have been well tolerated by the patients.
     The clinical trial is an open-label, dose-escalation Phase I study in which a single dose of REOLYSIN® is administered intravenously to patients diagnosed with selected advanced or metastatic solid tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the study is to determine the MTD, DLT and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.

Pre-Clinical Trial and Collaborative Program
     We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. We continue with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to consider other uses for the reovirus as a therapeutic.
     In January 2007, Dr. Sheila Fraser of St. James’s University Hospital in Leeds, U.K. presented an abstract entitled “Reovirus as a Potentially Immunogenic as well as Cytotoxic Therapy for Metastatic Colorectal Cancer” at the Society of Academic & Research Surgery Conference in Cambridge, U.K. The investigators tested reovirus in vitro against recently resected colorectal cancer liver metastases. The results showed that a significant proportion of tumour cell cultures showed susceptibility to death following reovirus infection, and also demonstrated effective replication of reovirus within these cells. In addition, dendritic cells that prime the immune system to fight cancer cells were activated by exposure to the reovirus. The investigators concluded that the data supports the development of reovirus as a novel therapy for colorectal cancer, with the potential to direct the immune system to target cancer cells.
     In November 2006, Dr. Shizuko Sei of SAIC-Frederick Inc., prime contractor to the National Cancer Institute at Frederick (“NCI-F”) presented a poster at the 18th EORTC-NCI-AACR symposium on Molecular Targets and Cancer Therapeutics in Prague, Czech Republic. The poster was entitled “Synergistic Antitumor Activity of Oncolytic Reovirus and Chemotherapeutic Agents against Non-small Cell Lung Cancer (NSCLC)”. The research focused on work conducted by the NCI with reovirus in combination with a number of common chemotherapeutic agents. In general, the combination of reovirus with cisplatin, gemcitabine, mitomycin or vinblastine was synergistic against NSCLC cell lines sensitive to anti-cancer drugs. The combination of reovirus and paclitaxel was uniformly synergistic in all six cell lines examined, including in those with high-level resistance to paclitaxel or reovirus. The data suggest that the combination of reovirus and paclitaxel may help in promoting cell-death signaling, resulting in a more efficient and synergistic anti-cancer effect against these cell lines than using each agent on its own.
     On September 9, 2006 a poster, prepared by one of our collaborators, entitled “Reovirus Activates Dendritic Cells and Promotes Innate Anti-Tumour Immunity” was presented at the 1st Joint Meeting of European National Societies of Immunology. The poster highlighted the researchers’ use of isolated human cells to examine whether the use of the reovirus as a direct tumour killing agent might also activate the innate immune system to play a role in the killing of tumour cells. The innate immune system is the broad, short-term and non-specific first-line immune response to an infection. The research showed that the reovirus can infect and activate immature human dendritic cells. The reovirus-activated dendritic cells triggered anti-tumour cytotoxicity when co-cultured with two other types of immune cells, natural killer cells and autologous T-cells. The researchers concluded that the reovirus may support early innate anti-tumour immunity as well as inducing direct tumour cell death.
Other Clinical Trial Activity
     We continue to develop our Phase II clinical trial program which includes the assessment of different cancer indications and potential drug combinations, the interviewing and selection of investigators and clinical trial sites, and the contracting of Contract Research Organizations.
Manufacturing and Process Development
     We have completed the production runs that should provide us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process. We completed the transfer of these improvements to our cGMP manufacturer at the beginning of the third quarter of 2006 and began production runs under this improved process. These production runs are expected to provide sufficient REOLYSIN® to expand our Phase II clinical trial program. Our process development activity has now shifted focus to the examination of the potential scale up of our manufacturing process.

New Patents
     The following table sets forth certain patent issuances in select jurisdictions since the filing of our AIF:

Title	Ownership	Inventors	Status of Patent
Patent Number U.S. 6,994,858 Reovirus Clearance of Ras-Mediated Neoplastic Cells from Mixed Cellular Compositions	Oncolytics Biotech Inc.	Dr. Don Morris Dr. Bradley G. Thompson Dr. Matthew C. Coffey	Filing date: Issued:	May 3, 2001 February 7, 2006

Patent Number U.S. 7,014,847 Methods for Preventing Reovirus Recognition for the Treatment of Cellular Proliferative Disorders	Oncolytics Biotech Inc.	Dr. Bradley G. Thompson Dr. Matthew C. Coffey	Filing date: Issued:	March 28, 2003 March 21, 2006

Patent Number U.S. 7,049,127 Method of Producing Infectious Reovirus	Oncolytics Biotech Inc.	Dr. Bradley G. Thompson Dr. Matthew C. Coffey	Filing date: Issued:	December 11, 2003 May 23, 2006

Patent Number U.S. 7,052,832 Methods for the Treatment of Cellular Proliferative Disorders	Oncolytics Biotech Inc.	Dr. Matthew C. Coffey	Filing date: Issued:	November 6, 2001 May 30, 2006

Patent Number U.S. 7,163,678 Reovirus for the Treatment of Ral-Mediated Cellular Proliferative Disorders	Oncolytics Biotech Inc.	Dr. Patrick W .K. Lee Dr. Kara L. Norman	Filing date: Issued:	November 6, 2003 January 16, 2007

Canadian Patent Number 2,415,750 Methods for Preventing Reovirus Recognition for the Treatment of Cellular Proliferative Disorders	Oncolytics Biotech Inc.	Dr. Bradley G. Thompson Dr. Matthew C. Coffey	Filing date: Issued:	July 20, 2001 March 28, 2006

European Patent Number: 1,498,129 Use of Adenoviruses Mutated in the VA Genes for Cancer Treatment	Oncolytics Biotech Inc.	Dr. Ramon Alemany Dr. Manel M. Cascallo	Filing date: Issued:	March 25, 2003 November 16, 2005
New Directors and Officer
     Ed Levy and Ger J. van Amersfoort were appointed to our board of directors on May 17, 2006 and June 15, 2006, respectively. On January 23, 2007, Mary Ann Dillahunty was appointed as our Vice President, Intellectual Property.
Unit Offering
     On February 5, 2007, we filed a preliminary short form prospectus and on February 6, 2007, we filed an amended and restated preliminary short form prospectus with the securities commission in the provinces of British Columbia, Alberta, Manitoba and Ontario, and we filed a registration statement on Form F-10 (File No. 333-140460 ) with the SEC relating to an offering (the “Unit Offering”) by us of units (“Units”). Each Unit consists of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one of our common shares upon payment of $3.50 at any time until 5:00 p.m. (Calgary time) on the date that is 36 months following the closing of the Unit Offering. The common shares and common share purchase warrants comprising the Units will separate immediately upon the closing of the Unit Offering, which is expected to be completed on or about February 22, 2007.
     In connection with the Unit Offering, we entered into an underwriting agreement dated February 6, 2007 (the “Underwriting Agreement”) with Canaccord Capital Corporation (the “Underwriter”), pursuant to which we agreed to sell and the Underwriter agreed to purchase from us 4,000,000 Units at a price of $3.00 per Unit. Under the Underwriting Agreement, the Underwriter has an option to purchase up to an additional 600,000 Units from us, solely to cover over-allotments in the Unit Offering, if any, for a period of 30 days after the date of the final prospectus for the Unit Offering. The Underwriter will receive a fee equal to 8.0% of the gross proceed realized under the Unit Offering.

     The estimated net proceeds to be received by us from the sale of the Units will be $10,640,000 after deducting the Underwriter’s fee of $960,000 and the estimated expenses of the Unit Offering of $400,000. If the over-allotment option is exercised in full, the estimated net proceeds to be received by us from the sale of the Units subject to the over-allotment option will be $12,296,000 after deducting the underwriter’s fee of $1,104,000 and the estimated expenses of the Unit Offering of $400,000.
     It is a condition of the closing of the Unit Offering that the registration statement of which this shelf prospectus forms a part be declared effective by the SEC and that we have filed with the SEC a prospectus supplement registering the offering of the common shares issuable from time to time on the exercise of the common share purchase warrants.
USE OF PROCEEDS
     Unless otherwise indicated in an applicable prospectus supplement relating to an offering of common shares, we will use the net proceeds we receive from the sale of common shares for general corporate purposes, which may include our clinical trial program and our manufacturing activities in support of the program. The amount of net proceeds to be used for any purpose will be described in the applicable prospectus supplement.
CAPITALIZATION
     On September 30, 2006, we had 36,386,748 common shares issued and outstanding. Since September 30, 2006, we have issued 134,000 common shares pursuant to the exercise of stock options. As at February 8, 2007, we have 36,520,748 common shares issued and outstanding. After giving effect to the exercise of all our warrants and options and after giving effect to the Unit Offering, we would have 49,730,698 common shares issued and outstanding as at February 8, 2007.
DESCRIPTION OF SHARE CAPITAL
Authorized Capital
     Our authorized capital consists of an unlimited number of common shares.
Common Shares
     The holders of our common shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon dissolution or wind up. Our common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares. As at December 31, 2005, we had 3,634,550 outstanding stock options and 2,784,800 common share purchase warrants and as at September 30, 2006, we had 3,584,550 outstanding stock options and 2,784,800 common share purchase warrants.
PLAN OF DISTRIBUTION
     We may sell common shares to or through underwriters or dealers and also may sell common shares directly to purchasers or through agents.
     The distribution of common shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.
     In connection with the sale of common shares, underwriters may receive compensation from us or from purchasers of common shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of common shares may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of common shares by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.
     If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the common shares directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.
     This prospectus qualifies common shares, including common shares issuable on exercise of the common share purchase warrants issued under the Unit Offering. The prospectus supplement relating to any offering of common shares will set forth the terms of the offering of the common shares, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of common shares sold to or through underwriters will be named in the prospectus supplement relating to such offering.
     Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of common shares may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
     The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor acquiring any common shares offered thereunder.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
     The applicable prospectus supplement will also describe certain United States federal income tax consequences to an investor acquiring any common shares offered thereunder.
LEGAL MATTERS
     Unless otherwise specified in the prospectus supplement, certain legal matters relating to the offering of the common shares will be passed upon for us by Bennett Jones LLP and Dorsey & Whitney LLP. In addition, certain legal matters in connection with any offering of common shares will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.
     The partners and associates of each of Bennett Jones LLP and Dorsey & Whitney LLP, as a group, beneficially own, directly or indirectly, less than 1% of our securities.
AUDITOR
     Our financial statements as at December 31, 2005 and 2004 incorporated by reference into this prospectus have been audited by Ernst & Young LLP, independent auditors, as indicated in their report dated February 8, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Ernst & Young LLP has been our auditor since inception in 1998.
PURCHASERS’ STATUTORY RIGHTS
     Securities legislation in the Province of Alberta provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. The legislation further provides a purchaser with remedies for rescission or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in Alberta. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Under the Business Corporations Act (Alberta), Oncolytics Biotech Inc. (the “Corporation”) may indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer or a body corporate of which the Corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal or administrative action or proceeding to which the individual is involved because of that association with the Corporation or other entity, and the Corporation may advance moneys to such an individual for the costs, charges and expenses of such a proceeding. The Corporation may not indemnify such an individual unless the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. In addition, the individual must repay any moneys advanced by the Corporation if the individual has not fulfilled the conditions set out in the preceding sentence. Such indemnification or advance of moneys may be made in connection with a derivative action only with court approval. Such an individual is entitled to indemnification from the Corporation as a matter of right if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and the individual fulfilled the conditions set forth above.
In accordance with and subject to the Business Corporations Act (Alberta), the by-laws of the Corporation provide that the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer, or a body corporate of which the Corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or other entity if he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as a director or officer at the Corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Business Corporations Act (Alberta) permits or requires.
The Corporation maintains a directors’ & officers’ insurance policy for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their official capacities for which they become obligated to pay to the extent permitted by applicable law.
Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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EXHIBITS

Exhibit
Number	Description
4.1	Renewal Annual Information Form dated March 2, 2006, for the year ended December 31, 2005, incorporated by reference to the Corporation’s Annual Report of Form 40-F, filed with the Commission on March 3, 2006

4.2	Audited financial statements, together with the accompanying notes to the financial statements, for the fiscal years ended December 31, 2005 and 2004 and the auditors’ report thereon addressed to the Corporation’s shareholders, incorporated by reference to the Corporation’s Annual Report on Form 40-F, filed with the Commission on March 3, 2006

4.3	Management Proxy Circular dated March 24, 2006 relating to the annual and special meeting of shareholders held on April 26, 2006, excluding those portions which are not prescribed by Canadian securities law to be included in the Canadian Prospectus, incorporated by reference to the Corporation’s Current Report on Form 6-K, furnished to the Commission on March 31, 2006

4.4	Management’s discussion and analysis of financial condition and results of operations dated March 2, 2006, for the year ended December 31, 2005, incorporated by reference to the Corporation’s Annual Report on Form 40-F, filed with the Commission on March 3, 2006

4.5	Unaudited interim financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006, together with the notes thereto, incorporated by reference to the Corporation’s Current Report on Form 6-K, furnished to the Commission on November 3, 2006

4.6	Management’s discussion and analysis of financial condition and results of operations dated November 2, 2006, for the three and nine months ended September 30, 2006, incorporated by reference to the Corporation’s Current Report on Form 6-K, furnished to the Commission on November 3, 2006

4.7	Reconciliation of financial statements as at September 30, 2006 and for the three and nine months ended September 30, 2006, incorporated by reference to the Corporation’s Current Report on Form 6-K, furnished to the Commission on February 5, 2007

5.1	Consent of Ernst & Young LLP dated February 8, 2007

5.2	Consent of Bennett Jones LLP dated February 8, 2007

6.1	Powers of Attorney (included on the signature pages of this Registration Statement)

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PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.   Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.
Item 2.   Consent to Service of Process
Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name and address of the agent for service of the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

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Signatures
Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on February 8, 2007.

ONCOLYTICS BIOTECH INC.
By:	/s/ Bradley G. Thompson
Bradley G. Thompson
Chief Executive Officer

Each person whose signature appears below constitutes and appoints Bradley G. Thompson and Douglas A. Ball, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and registration statements filed pursuant to Rule 429 under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on February 8, 2007:

Signature	Title

/s/ Bradley G. Thompson Bradley G. Thompson	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ Douglas A. Ball Douglas A. Ball	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ William A. Cochrane William A. Cochrane	Director

/s/ Ger J. van Amersfoort Ger J. van Amersfoort	Director

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/s/ Robert B. Schultz Robert B. Schultz	Director

/s/ Fred A. Stewart Fred A. Stewart	Director

/s/ Ed Levy Ed Levy	Director

/s/ J. Mark Lievonen	Director
J. Mark Lievonen

/s/ Jim Dinning Jim Dinning	Director

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Authorized representative
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of Oncolytics Biotech Inc. in the United States, in the State of California, on February 8, 2007.

By:	/s/ Karl Mettinger
	Name:	Karl Mettinger
	Title:	Chief Medical Officer

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